CUSIP No.261570105                     13G                   Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*



                              The Dress Barn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   261570105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                       as of  December 31, 2000
--------------------------------------------------------------------------------
        (Date of Event which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.261570105                     13G                   Page 2 of 6 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elliot S. Jaffe
     ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF
                    3,828,666
   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          34,310
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING
                    3,828,666
   PERSON      _________________________________________________________________
               8   SHARED DISPOSITIVE POWER
    WITH

                    34,310
________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,862,976
________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     HC
________________________________________________________________________________

CUSIP No.261570105                    13G                   Page 3 of 6 Pages

________________________________________________________________________________
Item 1.

(a) Name of Issuer
      The Dress Barn Inc.

(b) Address of Issuer's Principal Executive Offices
      30 Dunnigan Drive
      Suffern, NY 10901
________________________________________________________________________________
Item 2.

Item 2(a).Name of Person Filing:

      Elliot S. Jaffe

Item 2(b).Address of Principal Business Office:

      30 Dunnigan Drive
      Suffern, New York  10901

Item 2(c). Citizenship:

      United States

Item 2(d). Title of Class of Securities:

      Common Stock, par value $.05 per share.

Item 2(e). CUSIP Number:

      261570105

________________________________________________________________________________
Item 3.

      Not Applicable

________________________________________________________________________________

CUSIP No.261570105                    13G                   Page 4 of 6 Pages

________________________________________________________________________________

Item 4.  Ownership

(a). Amount Beneficially Owned as of December 31, 2000:

      3,862,976  (1) (2)

(b). Percent of Class as of December 31, 2000:

      (1) (2)

(c). Number of shares at to which such person has as of December 31, 2000:

      (i)   sole power to vote or to direct the vote:

            3,828,666 (1)

      (ii)  shared power to vote of to direct the vote:

            34,310  (2)

      (iii) sole power to dispose or to direct the disposition of:

            3,828,666 (1)

      (iv)  shared power to dispose or to direct the disposition of:

            34,310 (2)

____________________________________

     (1) Includes  173,336  shares (0.9%) owned  directly by Elliot S. Jaffe and
3,655,330 shares (19.9%) owned by The Jaffe FLP Voting Trust, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.

     (2) Includes 34,310 shares owned by The Jaffe Family Foundation, a New York not-for-profit corporation (the "Foundation"). Elliot S. Jaffe shares the power to vote and dispose of the shares owned by the Foundation. Elliot S. Jaffe disclaims beneficial ownership of the shares owned by the Foundation.

________________________________________________________________________________

CUSIP No.261570105                    13G                   Page 5 of 6 Pages

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class

Not applicable

________________________________________________________________________________
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The Partnership owns 3,655,330 shares (19.9%) of common stock of The Dress Barn, Inc. (See Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership.

     Elliot S. Jaffe is trustee of three trusts, one for the benefit of Elise Jaffe, one for the benefit of David Jaffe and one for the benefit of Richard Jaffe. The Foundation owns 34,310 shares of the shares of the common stock of The Dress Barn, Inc. (See Item 4.) Elliot S. Jaffe shares the power to direct the receipt of dividends from the proceeds from the sale of such shares. In terms of the right to receive dividends from or the proceeds from the sale of such shares, the purpose of the Foundation is to make charitable contributions.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Not applicable

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group

Not applicable

________________________________________________________________________________
Item 10. Certification

Not applicable

________________________________________________________________________________

CUSIP No.261570105                    13G                   Page 6 of 6 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 8, 2001
                                                       Date

                                                       /S/ Elliot S. Jaffe
                                                       Signature